UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-43500

Bradbury Capital Inc.

Unit No. 16-04, Level 16, Imazium No. 8

Jalan SS21/37, Damansara Uptown,

47400, Petaling Jaya

Selangor, Malaysia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 23, 2026, Super Apps Holdings Sdn. Bd. (“SuperApps”), the wholly owned subsidiary of Bradbury Capital Inc., a Cayman Isalnds exempted company (“we” or “us”), received a demand letter from MobilityOne Sdn. Bhd. (“M1”) demanding payment of RM40,000,000 (approximately USD $9,794,324*) (the “M1 Payment”) due under the terms of that certain Share Sale Agreement, dated October 19, 2022, by and between SuperApps and M1, as amended by the Supplemental Agreement dated February 29, 2024 (collectively, the “SSA”).

Pursuant to the terms of the SSA, SuperApps was obligated to pay the M1 Payment within fourteen days of the completion of the business combination between Technology & Telecommunication Acquisition Corporation and Bradbury Capital Holdings Inc. This business combination was completed on October 6, 2026. As a result, the M1 Payment became due on October 20, 2026. The parties are in active discussions regarding revising the terms and conditions of the SSA, including the payment due date, as the original economic terms of the SSA were determined four years ago, to better account for the current business environment.

*Assumes an exchange rate of MYR to USD of 0.245

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 26, 2026

By:	/s/ Loo See Yuen
Assumes Name: Loo See Yuen
Title:	Chief Executive Officer and Director